NO ACT

PE
1-13-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005108

DIVISION OF
CORPORATION FINANCE

February 13, 20

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-13-15

Cynthia L. Hageman
Alliance Data Systems Corporation
cynthia.hageman@alliancedata.com

Re: Alliance Data Systems Corporation
Incoming letter dated January 13, 2015

Dear Ms. Hageman:

This is in response to your letter dated January 13, 2015 concerning the shareholder proposal submitted to Alliance Data Systems by the North Carolina Department of State Treasurer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meryl Murtagh
North Carolina Department of State Treasurer
meryl.murtagh@nctreasurer.com

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alliance Data Systems Corporation
Incoming letter dated January 13, 2015

The proposal relates to the board of directors.

There appears to be some basis for your view that Alliance Data Systems may exclude the proposal under rule 14a-8(e)(2) because Alliance Data Systems received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Alliance Data Systems omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 13, 2015

Sent via Email
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Alliance Data Systems Corporation
Shareholder Proposal of North Carolina Department of State Treasurer Pursuant to Rule 14a-8 Regarding Board Diversity

Ladies and Gentlemen:

I am writing on behalf of Alliance Data Systems Corporation, a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that, pursuant to Rule 14a-8(e)(2), the Company plans to omit from its proxy statement and form of proxy (collectively, the "***2015 Proxy Materials***") the shareholder proposal and the statements in support thereof (the "***Proposal***") submitted by the North Carolina Department of State Treasurer (the "***Proponent***"). A copy of the Proposal is attached hereto as ***Exhibit A***. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(e)(2).

Pursuant to Staff Legal Bulletin No. 14D ("***SLB 14D***"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included her name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because It Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

The Company may exclude the Proposal under Rule 14a-8(e)(2) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals to the Company. Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly


AllianceData.

scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." Despite being dated December 4, 2014, the Company received the Proposal at its principal executive offices on December 23, 2014, one day after the December 22, 2014 deadline for submitting proposals as disclosed on page 5 of the Company's proxy statement filed on April 21, 2014. See ***Exhibit B***. Specifically, in accordance with Rule 14a-5(e), the Company's proxy statement stated:

"What is the deadline for submitting proposals, including director nominations, for our 2015 annual meeting?...

If any of our stockholders intends to present a proposal for consideration at the 2015 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 22, 2014.... Requests or proposals should be directed to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024."

The December 22, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14D, as it is 120 days before the anniversary of the release date disclosed in the Company's 2014 proxy statement, which was April 21, 2014. The expected date of the 2015 Annual Meeting is June 3, 2015, which is within 30 days of June 5, 2015, the anniversary of the 2014 Annual Meeting. The Company received the Proposal at its principal executive offices on December 23, 2014, one day after the December 22, 2014 deadline. A copy of both the FedEx Airbill and tracking information for that Airbill for the FedEx package that contained the Proposal, indicating that the package was not shipped until December 22, 2014 and was delivered on December 23, 2014, are attached hereto as ***Exhibit C***.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. See, e.g., PepsiCo, Inc. (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); Verizon Communications Inc. (avail. Jan. 7, 2011) (concurring with the exclusion of a proposal received one day after the submission deadline and postmarked on the submission deadline); Johnson & Johnson (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); Tootsie Roll Industries, Inc. (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); Smithfield Foods, Inc. (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline). Therefore, similar to the precedent cited above, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

The Company has provided the Proponent with a deficiency notice described in Rule 14a-8(f)(1) despite the fact that such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide ... notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's

 AllianceData.

properly determined deadline." The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the 2015 Proxy Materials because it was not received at the Company's principal executive offices within the timeframe required under Rule 14a-8(e)(2).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(e)(2). In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (214) 494-3834. We appreciate your attention to this request.

Very truly yours,

Cynthia L. Hageman

Alliance Data Systems Corporation
Cynthia L. Hageman
Vice President, Assistant General Counsel

cc: Leigh Ann K. Epperson, Senior Vice President, General Counsel & Corporate Secretary
Meryl Murtagh, Policy Analyst—Investment Management Division, North Carolina Department of State Treasurer
Joseph L. Motes, Partner, Akin Gump Strauss Hauer & Feld LLP


AllianceData.

Exhibit A
Proposal



NORTH CAROLINA
DEPARTMENT OF STATE TREASURER
INVESTMENT MANAGEMENT DIVISION

JANET COWELL
TREASURER

KEVIN SIGRIST
STATE INVESTMENT OFFICER

December 4, 2014
Ms. Leigh Ann K. Epperson
Corporate Secretary
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

RE: Shareholder Proposal for the 2015 Annual Meeting

Dear Ms. Epperson:

The North Carolina Department of State Treasurer ("State Treasurer"), as the investment fiduciary for the North Carolina Retirement Systems, is the owner of more than $200,000 shares of common stock of Alliance Data Systems (the "Company"), which the State Treasurer intends to continue to hold through the date of the Company's 2015 annual meeting of shareholders (the "Annual Meeting"). The State Treasurer has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of the date hereof. Verification of ownership, provided by The Bank of New York Mellon, is attached.

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the State Treasurer hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholder at the Annual Meeting.

If you have any questions or concerns please contact me at 919-807-3011 or Meryl.Murtagh@nctreasurer.com. As always, we would welcome the opportunity to discuss this proposal.

Sincerely,



Meryl Murtagh
Policy Analyst, Investment Management Division
North Carolina Department of State Treasurer
325 North Salisbury Street
Raleigh, North Carolina 27603-1385



BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

December 4, 2014

Meryl Murtagh
Policy Analyst
Investment Management Division
Department of State Treasurer
325 North Salisbury Street
Raleigh, North Carolina 27603-1385

RE: Shareholder resolution for Alliance Data Systems Corp.

Dear Mr. Murtagh:

Please be advised that, as of December 4, 2014.The Bank of New York Mellon (Depository Trust Company Participant ID 954) holds 218,143 common shares of Alliance Data Systems Corp., (cusip 018581108) in an account of the beneficial owner, the Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust, of which 178,524 shares have been continuously held since December 4, 2013 through the date of this letter by the Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,



Michael Kania
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-5532
Email: michael.kania@bnymellon.com

WHEREAS:

Alliance Data Systems (the "Company") has no female directors.

In its August 2012 report on board diversity and corporate performance, Credit Suisse Research Institute stated "the Sarbanes-Oxley Act of 2002 in the USA and the Higgs Review of Corporate Governance in 2003 in the UK called for significant changes to the composition of corporate boards. Both called for greater balance on the board to *off-set the relative lack of independent advice and to reduce the homogeneity of the directors*" (emphasis added).

We believe that diversity, inclusive of gender and race, is an essential measure of sound governance and a critical attribute to a well-functioning board.

Research confirms a strong business case for such diversity on corporate boards. For example, Credit-Suisse Research Institute links board gender diversity to higher return on equity, lower leverage, higher price/book ratios and improved growth prospects.

According to an October 2014 PricewaterhouseCoopers survey of institutional investors representing more than $11 trillion in managed assets, "Nine in 10 investors believe that boards should be revisiting their director diversity policies, and 85% believe that doing so will require addressing underlying impediments…"

The Company's existing Amended and Restated Nominating Committee Charter states that the Committee shall review with the Board the desired experience, mix of skills, and other qualities including diversity of race/ethnicity and gender, to assure appropriate Board composition.

RESOLVED:

Shareholders request that the Board report to shareholders by September 2015, at reasonable expense and omitting proprietary information, on plans to increase gender and racial diversity on the Board, including an assessment of the effectiveness of such efforts. The report should include a description of what steps, if any, the Board and/or the Nominating Committee has taken or plans to take to:

1. Include women and racial minority candidates in the pool from which Board nominees are chosen; and

2. Expand director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments including government, academia, and non-profit organizations.

The requested report should also address:

1. The number of women and racial minorities in the candidate pool within the past 3 years.
2. Any challenges to increasing diversity identified by the Board and any plans to address them.

SUPPORTING STATEMENT:

We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success. Further, director diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity and a high level of board independence, are better positioned to generate long-term value for their shareholders.



Exhibit B

Page 5 of Alliance Data's 2014 Annual Meeting Proxy Statement

7500 Dallas Parkway, Suite 700 214.494.3000 www.AllianceData.com
Plano, TX 75024

in person. However, if your shares are held in street name by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2014 annual meeting other than the re-election of directors, the approval, on an advisory basis, of compensation for our named executive officers and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2014, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted and not withdrawn. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered holder, your vote, as provided by mail, telephone or through the Internet, will be returned or delivered directly to Computershare Investor Services for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Computershare on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Computershare, our transfer agent and their agents, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals, including director nominations, for our 2015 annual meeting?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials:

If any of our stockholders intends to present a proposal for consideration at the 2015 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 22, 2014. Proposals may be submitted by eligible stockholders and must comply with the relevant regulations of the SEC regarding stockholder proposals.

Requirements for Stockholder Proposals or Director Nominations to Be Brought Before the 2015 Annual Meeting:

If any of our stockholders intends to present a proposal for consideration at the 2015 annual meeting without inclusion in the proxy statement and form of proxy, notice of such proposal must be in writing and received by our Corporate Secretary no sooner than November 22, 2014 and no later than December 22, 2014. If any of our stockholders intends to nominate a director for consideration at the 2015 annual meeting without inclusion in the proxy statement and form of proxy, notice of such nomination must be in writing and received by our Corporate Secretary no sooner than February 5, 2015 and no later than March 7, 2015. Any such notice must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Leigh Ann K. Epperson, Corporate Secretary, Alliance Data Systems Corporation, 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.



Exhibit C

Proposal FedEx Envelope Airbill & Tracking Information




FedEx.
TRK# 0215 8766 8884 5134
TUE - 23 DEC AA
STANDARD OVERNIGHT
ISR
75024
TX-US
DFW
XH DNEA
FID 5040054 22DEC14 RZZA 522C2/DC75/65DD

00063

00100

FedEx Express **NEW Package US Airbill**

FedEx Tracking Number 8766 8884 5134

Form ID No. 0215 — **Recipient's Copy**

1 From This portion can be removed for Recipient's records.

Date 12-22-14 FedEx Tracking Number 876688845134

Sender's Name NADINE DARRAH Phone 919 807-3124

Company TREASURER OF STATE OF NC

Address 413 N SALISBURY ST Dept./Floor/Suite/Room

City RALEIGH State NC ZIP 27603-1361

2 Your Internal Billing Reference

3 To

Recipient's Name Ms. Leigh Ann K. Emery Phone [illegible]

Company Alliance Data Systems

Address 7500 Dallas Parkway - 700

We cannot deliver to P.O. boxes or P.O. ZIP codes. Dept./Floor/Suite/Room

HOLD Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.

HOLD Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.

Address

Use this line for the HOLD location address or for continuation of your shipping address.

City [illegible] State TX ZIP 75024

0439736301



RECIPIENT: PEEL HERE

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Total Packages 1 Total Weight Credit Card Auth.

MUR3

fedex.com 1.800.GoFedEx 1.800.463.3339

FedEx® Tracking

876688845134

Ship (P/U) date :
Mon 12/22/2014 7:23 pm

RALEIGH, NC US

Actual delivery :
Tues 12/23/2014 12:58 pm

TX US

Delivered

Signed for by: E HOOVER

Travel History

Date/Time	Activity	Location
- 12/23/2014 - Tuesday		
12:58 pm	Delivered	TX
8:05 am	On FedEx vehicle for delivery	PLANO, TX
7:55 am	At local FedEx facility	PLANO, TX
5:02 am	At destination sort facility	DALLAS, TX
3:42 am	Departed FedEx location	MEMPHIS, TN
- 12/22/2014 - Monday		
10:56 pm	Arrived at FedEx location	MEMPHIS, TN
8:52 pm	Left FedEx origin facility	RALEIGH, NC
7:23 pm	Picked up	RALEIGH, NC

Shipment Facts

Tracking number	876688845134	**Service**	FedEx Standard Overnight
Signature services	Indirect signature required	**Delivered To**	Receptionist/Front Desk
Total pieces	1	**Packaging**	FedEx Envelope
Special handling section	Deliver Weekday, Indirect Signature Required		